Contact

www.linkedin.com/in/brettmpotter (LinkedIn)
www.brettmpotter.com (Portfolio)

Top Skills

Manufacturing Engineering
Mechanical Engineering
Microsoft Word

Languages

English (Native or Bilingual)
Spanish (Limited Working)
Italian (Limited Working)

Certifications

Certified SolidWorks Professional-Mold Tools
Certified SolidWorks Professional
Certified SolidWorks Expert
Certified SolidWorks Professional-Weldments
Certified SolidWorks Professional-Surfacing

Honors-Awards

University of Maryland Dean's Scholarship
Eagle Scout with three Eagle Palms.
National Merit Scholar Commended Student
Exhibit Selection

Brett Potter

Manufacturing Engineer at Intralox
College Park, Maryland, United States

Summary

Product design is not just about solving engineering puzzles. It's about connecting with people through the things we create and making a product that solves a problem in their lives.

I love the process of bringing an idea or a product to the next level, whether I'm creating an industrial design to satisfy the market's demands, a functional prototype to get people's attention, or a mass-manufacturable model to brings down costs.

Since graduating from UMD in 2017 with a BS in mechanical engineering I've assisted dozens of inventors and companies elevate their products to be more efficient, cost-effective, and manufacturable. I specialize in injection molding and sheet metal design, and in bringing a project from inception through production.

Today you can find me designing new products in and out of work every day. With a background in both prototyping and the founding of small businesses, plus experience in product development, CAD design, and multiple types of mass manufacturing, I'm able to guide you through any step of the product design process.

I'm always open for new and exciting projects, so please feel free to reach out to me through LinkedIn or my email b@brettmpotter.com.

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Experience

Intralox
Manufacturing Engineer
November 2021 - Present (1 year 6 months)

Key Tech Inc.
Mechanical Engineer
October 2020 - December 2021 (1 year 3 months)
Baltimore, Maryland, United States

AC Beverage, Innovative Products Division
Mechanical Engineer
November 2019 - May 2021 (1 year 7 months)

Harbor Designs & Manufacturing, LLC
Design Engineer
August 2017 - August 2019 (2 years 1 month)
Baltimore, Maryland

Assisted more than a dozen inventors and companies with the design and manufacturing of their consumer and industrial products.

University of Maryland
Rapid Prototyping Lab Manager
September 2014 - July 2017 (2 years 11 months)

Potter Rapid Prototyping LLC
Founder
March 2015 - June 2017 (2 years 4 months)

Designed and built Readybox, a consumer 3D printer built around speed and ease of use. A successful Kickstarter campaign allowed the production and sale of units throughout the US and Europe.

Mindforge Design
Managing Director & Co-founder
September 2013 - March 2015 (1 year 7 months)
College Park, Maryland

Uses CAD software to design products and prototypes for customers, which are then 3D printed on a custom designed 3D printer.
Utilizes a 3D scanner to make scale models of people or objects.
Designed company logo and website.
Ran multiple social media advertising campaigns to promote Mindforge.

Direct Dimensions
Intern
May 2014 - August 2014 (4 months)

Lewis Contractors
Intern
August 2013 - September 2013 (2 months)
Owings Mills, Maryland

Led the organization of the company-wide master bid list. Also assisted in the completion of multiple renovation and construction projects.

Education

University of Maryland College Park
Mechanical Engineering · (2012 - 2017)

American University of Rome
Fine/Studio Arts, Italian Language · (2013 - 2013)

The Maryland Institute College of Art
Fine Art/Portfolio Development · (2011 - 2011)